April 14, 2020

Exxon Mobil Corporation

Please Support Proposal #8: Report on Political Contributions

Dear Exxon Shareholders:

The Unitarian Universalist Association, Newground Social Investment, and Clean Yield Asset Management urge shareholders to vote FOR Item 8 in the Company’s Notice of 2020 Annual Meeting of Stockholders and Proxy Statement.

This notice of exempt solicitation is being provided on a voluntary basis.

Proposal

Resolved, that the shareholders of Exxon Mobil Corp. (“Exxon” or “Company”) hereby request that the Company prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company’s website, disclosing the Company’s:

(a)	Policies and procedures for making electoral contributions and expenditures (direct and indirect) with corporate funds, including the board’s role (if any) in that process; and

(b)	Monetary and non-monetary contributions or expenditures that could not be deducted as an “ordinary and necessary” business expense under section 162(e)(1)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amount paid to each recipient from Company funds. This proposal does not encompass lobbying spending.

Disclosure is in the best interest

of Exxon and its shareholders

Transparency and accountability in corporate spending to influence public elections are in the best interest of Exxon shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote candidates which can pose risks the Company’s reputation to the detriment of shareholder value.

The sponsors of this proposal, together with numerous other mainstream investors, consider disclosure of political expenditures made with corporate funds, along with payments made to third-party groups, to be an important board accountability issue and best practice in good governance. Further, public attention and scrutiny of corporate political contributions have never been greater.

In its statement of opposition included in the Proxy Statement, the Exxon board says, “The Company believes disclosure requirements outlined by federal and state laws are both adequate and equitable.” In arguing that meeting the minimum legal standard is sufficient, the Company is setting a very low bar for itself. Investors believe that disclosure that is robust and comprehensive is best practice.

The Center for Political Accountability in partnership with the Wharton School of the University of Pennsylvania annually publishes the Zicklin Index, which benchmarks companies against an array of disclosure metrics. The 2019 report reveals that while Exxon follows the law in disclosing contributions to candidates, political parties and 527 groups (such as governors’ associations and PACs), it does not disclose other payments intended to influence elections. Nor does it disclose payments made to influence the outcome of ballot measures or independent expenditures supporting or opposing candidates for office. Further, indirect contributions to trade associations and “social welfare” organizations classified as 501(c)4 under the IRC are entirely undisclosed. Collectively such payments are often referred to as “dark money” because the connection between the donor, i.e. the company, and the candidates is hidden from public view. Such omissions can make it appear that the company has something to hide.

Corporate reputation is an important component of shareholder value

The failure of the Company to provide robust and complete disclosure of its election related activities and expenditures exposes it to potential reputational damage. The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”1

A 2014 global executive survey identified reputational harm as the number one strategic risk facing companies, and 87 percent of executives surveyed rated it as more important – or much more important – than other risks.2

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[1]	https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study
[2]	Deloitte, Global Survey on Reputation Risk 2 (2014), www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

Yet in this age of social media, reputation is ever more difficult to protect. A recent report from Deloitte says, “The Internet, consumer generated feedback and social media have created an environment in which seemingly modest transgressions can have widespread consequences, and where a single serious incident can cause long-term or perhaps terminal damage to a firm.”3

According to a report from the International Corporate Governance Network (ICGN), “Even when corporate political involvement is supported by a clear business case, the risk of inappropriate activity can create reputational risks with unintended consequences for the company and its investors.”4

Investor support for

election spending transparency

Because of the reputational risk and potential damage to shareholder value, there is growing investor support worldwide for election spending transparency from their portfolio companies. ICGN, representing more than $18 trillion in assets, supports political spending disclosure as best practice,.5 The ICGN report warns, “Political donations are legal in most jurisdictions however the risks of impropriety are arguably greater with political donations than with corporate lobbying.”6

Furthermore, investors are filing more resolutions on political spending and those are receiving higher levels of support. According to a post on the Harvard Law School Forum on Corporate Governance, “Political spending proposals have increased in advance of the 2020 US elections, making up a majority of ESG proposals filed in 2019.”7

The academic literature also supports the value of voluntary disclosure. In an article from the most recent issue of The Journal of Corporate Finance, the authors find that a higher level of political spending disclosure is “associated with a higher analyst following, lower forecast error, and smaller forecast dispersion. Finally, we find that political spending disclosure enhances the positive relationship between annual corporate political spending and firm financial performance. Together, these results are consistent with the view that voluntary political spending disclosure helps align managers’ interests with those of shareholders.”8

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[3]	https://www2.deloitte.com/content/dam/Deloitte/uk/Documents/corporate-finance/deloitte-uk-corporate-reputation.pdf
[4]	https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf
[5]	https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf
[6]	Ibid
[7]	Board Composition and Shareholder Proposals Posted by Jeffrey Karpf, Sandra Flow, and Mandeep Kalra, Cleary Gottlieb Steen & Hamilton LLP, on Tuesday, January 28, 2020 https://corpgov.law.harvard.edu/2020/01/28/board-composition-and-shareholder-proposals/
[8]	Journal of Corporate Finance, Volume 61, April 2020, 101403; “Voluntary disclosure of corporate political spending,” by Lisa Goh, XuejiaoLiub, AlbertTsangc https://www.sciencedirect.com/science/article/pii/S0929119918301135

Disclosure is needed to

hold corporate boards accountable

Since the 2010 U.S. Supreme Court decision in Citizens United removed certain restraints on corporate political spending, disclosure of these expenditures is the primary means by which shareowners can hold their corporate fiduciaries accountable. In Citizens United, Justice Anthony Kennedy stated for the Court:

Shareholders can determine whether their corporation’s political speech advances the corporation’s interest in making profits, and citizens can see whether elected officials are “in the pocket” of so-called moneyed interests. The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages.9

Critical gaps

in Exxon’s disclosure

Though Exxon displays a corporate political spending policy on its website, the policy has gaping holes because, as stated above, the company fails to disclose substantial amounts of its spending, including:

•	Independent Expenditures[10] – i.e., financial support of a candidate that does not go through the candidate’s campaign – funded by corporate treasury dollars
•	Contributions to support or oppose ballot measures
•	Payments to trade associations that could be used to support election-related activity
•	Payments to other non-profit entities, such as 501(c)(4) “social welfare” groups, that engage in political activity

Public records show Exxon has contributed more than $12.9 million in corporate funds since the 2010 election cycle.11 But it is impossible to obtain a full accounting of corporate election-related spending from public sources. Information on indirect electoral spending through trade associations and 501(c)(4) groups cannot be obtained by shareholders unless the Company discloses it.

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[9]	Citizens United v. Fed. Elec. Comm’n, 558 U.S. 310 (2010).
[10]	“An independent expenditure is an expenditure for a communication that expressly advocates the election or defeat of a clearly identified candidate and which is not made in coordination with any candidate or his or her campaign or political party. Individuals, corporations, labor organizations and political committees may support (or oppose) candidates by making independent expenditures. Independent expenditures are not contributions.” Federal Election Commission website https://www.fec.gov/help-candidates-and-committees/candidate-taking-receipts/understanding-independent-expenditures/
[11]	See National Institute on Money in Politics, http://www.followthemoney.org; CQ’s Political Moneyline, http://moneyline.cq.com.

While Exxon has a policy regarding the internal tracking of payments to trade associations, it does not make public disclosure of such payments. Moreover, there is no policy whatsoever regarding payments to other non-profits that engage in political activity. These groups, which are major recipients of “dark money,” or spending by groups that don’t disclose their donors, spend millions of dollars on campaigns.

Increased risk

of public backlash

Corporate spending on elections has become increasingly controversial as attention has been drawn to companies’ support for candidates and causes that divide an increasingly polarized electorate – which exposes a company to social media criticism. A company loses control of funds contributed indirectly to third-party groups, threatening its ability to act consistently with its core values and protect its reputation.12 Disclosure of indirect contributions is particularly critical to protecting Exxon’s reputation in today’s hyper-partisan environment.

Exxon should be a leader

Disclosing both direct and indirect election-related spending, as this proposal requests, would bring our company in line with a growing number of leading companies, including ConocoPhillips, AT&T, and United Technologies, which present this information in full on their websites.

The Company’s Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections.

Therefore: We urge your support FOR this critical governance reform.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Unitarian Universalist Association is not able to vote your proxies, nor does this communication contemplate such an event. The Unitarian Universalist Association urges shareholders to vote for Item 8 following the instructions provided on management’s proxy mailing.

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[12]	Bruce F. Freed & Karl J. Sandstrom, Dangerous Terrain: How to Manage Corporate Political Spending in a Risky New Environment, Conf. Board Rev., Winter 2012, 21-29, files.cfpa.gethifi.com/reports/cpa-reports/Dangerous_Terrain.pdf; see Center for Political Accountability, Collision Course: The Risks Companies Face When Their Political Spending and Core Values Conflict and How to Address Them (June 9, 2018), http://files.politicalaccountability.net/reports/cpa-reports/Final_Draft_Collision_Report.pdf